API Tech Inc.
Profit & Loss Statement

For calendar year 2019 that ends 12/30/19

Gross margin	0.0%
Return on sales	0.0%

	Prior Period	Budget	Current Period	Current Period as % of Sales	% Change from Prior Period	% Change from Budget
Sales Revenue						
The Pill 2.0	$ -					
SAS The Pill App	$ -					
Distance Marker	$ -					
Total Sales Revenue	$ -	$ -	$ -			
Cost of Sales						
Product/Service 1	$ -					
Product/Service 2	$ -					
Product/Service 3	$ -					
Product/Service 4	$ -					
Total Cost of Sales	$ -	$ -	$ -			
Gross Profit =	$ -	$ -	$ -			
Operating Expenses						
Sales and Marketing						
Advertising	$ -					
Direct marketing	$ -					
Other expenses (specify)	$ -					
Other expenses (specify)	$ -					
Total Sales and Marketing Expenses [M]	$ -	$ -	$ -			
Research and Development						
Technology licenses	$ -					
Patents	$ -					
Other expenses (specify)	$ -					
Other expenses (specify)						
Total Research and Development Expenses [N]	$ -	$ -	$ -			

	Prior Period	Budget	Current Period	Current Period as % of Sales	% Change from Prior Period	% Change from Budget
General and Administrative						
Wages and salaries	$ -					
Outside services	$ -					
Supplies	$ -					
Meals and entertainment	$ -					
Rent	$ -					
Telephone	$ -					
Utilities	$ -					
Depreciation	$ -					
Insurance	$ -					
Repairs and maintenance	$ -					
Other expenses (specify)	$ -					
Other expenses (specify)						
Total General and Administrative Expenses [O]	$ -	$ -	$ -			
Total Operating Expenses	$ -	$ -	$ -			
Income from Operations	$ -	$ -	$ -			
Other Income						
Taxes						
Income taxes						
Payroll taxes						
Real estate taxes						
Other taxes (specify)						
Other taxes (specify)						
Total Taxes	$ -	$ -	$ -			
Net Profit	$ -	$ -	$ -			